THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

[OPTIONAL]f1a GUARANTEED LIVING BENEFIT ENDORSEMENT

Notwithstanding any provision in the Contract to the contrary, this Endorsement becomes a part of the Contract to which it is attached. Should any provision in this Endorsement conflict with the Contract, the provisions of this Endorsement will prevail.

Subject to the terms and conditions set forth herein this [optional]f1a Guaranteed Living Benefit Endorsement provides for guaranteed income over the lifetime of the Covered Person(s). You may take Withdrawals under the Guaranteed Living Benefit as prescribed by this Endorsement while this Endorsement is in effect.

ENDORSEMENT DATA PAGE

COVERED PERSON(S):	[John Doe Jane Doe]f1

ENDORSEMENT EFFECTIVE DATE:	[March 1, 2016]f1

PURCHASE PAYMENT DOLLAR LIMIT:	The sum of all Purchase Payments cannot exceed [$1,000,000]f2 without prior Company approval

PURCHASE PAYMENT RESTRICTION:	[Purchase Payments received on or after the [first]f3 [Contract Anniversary]f3 will not be accepted into the Contract.]f3

[INVESTMENT REQUIREMENTS:	Every Purchase Payment and Continuation Contribution, if any, must be allocated by You in accordance with the investment options approved by Us, which includes a mandatory allocation of every Purchase Payment and Continuation Contribution, if any, to the Secure Value Account, as shown below. We will notify You of any change to the permitted investment options.]f4

SECURE VALUE ACCOUNT ALLOCATION:	[20%]f5 of Purchase Payment(s) and Spousal Beneficiary Contribution, if applicable

ENDORSEMENT FEE:

The Endorsement Fee is assessed against the Income Base and deducted from the Contract Value allocated to the Variable Portfolio(s) or Subaccount(s) at the end of each Benefit [Quarter]f6. The Initial Annual Fee Rate is guaranteed not to change for the first Benefit [Year]f6. After the [first]f6 Benefit [Year]f6, on each Benefit [Quarter]f6 Anniversary, we will (1) deduct the fee in effect for the previous Benefit [Quarter]f6; and (2) determine the fee rate applicable to the next Benefit [Quarter]f6. The fee rate can increase or decrease each Benefit [Quarter]f6, subject to the minimums and maximums in the table below: i7

Number of Covered Persons on Endorsement Effective Date	Initial Annual Fee Rate	Minimum Annual Fee Rate	Maximum Annual Fee Rate	Maximum Annualized Fee Rate Increase or Decrease Each Benefit [Quarter]* f7
One Covered Person	[1.10%]	[0.60%]	[2.20%]	+/- [0.25%]
Two Covered Persons	[1.35%]	[0.60%]	[2.70%]	+/- [0.25%]

*	The fee rate can increase or decrease no more than [0.0625% each [quarter]f7 (0.25%/4)]f7.

[GROSS]f8 INCOME CREDIT PERCENTAGE:	[6%]f8

INCOME CREDIT PERIOD:	Beginning on the Endorsement Effective Date and ending [12 years later] f9

MAXIMUM ANNUAL WITHDRAWAL AND PROTECTED INCOME PAYMENT PERCENTAGES: i11

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DEFINITIONS

For purposes of this Endorsement, the following definitions apply. Terms not defined in this Endorsement shall have the same meaning as defined in the Contract.

AGE

The attained age as of the Covered Person’s last birthday. If there are two Covered Persons on the Endorsement Data Page, the Age of the younger Covered Person or in the event of the death of one Covered Person, the surviving Covered Person as of their last birthday.

BENEFIT ANNIVERSARY VALUE

The Contract Value including any applicable Spousal Beneficiary Continuation contribution, as measured on each Benefit [Year]f6 Anniversary.

BENEFIT [QUARTER]f6

Each consecutive [3 month]f6a period starting on the Endorsement Effective Date.

BENEFIT [QUARTER]f6 ANNIVERSARY

The date following each consecutive [3 month]f6a period starting on the Endorsement Effective Date. If the next Benefit [Quarter]f6 Anniversary has no corresponding date the Benefit [Quarter]f6 Anniversary will be deemed to be the following day.

BENEFIT YEAR

Each consecutive one year period starting on the Endorsement Effective Date.

BENEFIT YEAR ANNIVERSARY

The date on which each Benefit Year begins.

COVERED PERSON(S)

The person(s) named on the Endorsement Data Page whose lives are used to determine the amount and duration of Withdrawals.

ENDORSEMENT EFFECTIVE DATE

The date when this Endorsement becomes effective as shown on the Endorsement Data Page.

EXCESS WITHDRAWAL

Any Withdrawal in a Benefit [Year]f6 taken after the Maximum Annual Withdrawal Amount has been withdrawn, and/or any portion of a Withdrawal that causes the total Withdrawals in a Benefit [Year]f6 to exceed the Maximum Annual Withdrawal Amount.

HIGHEST ANNIVERSARY VALUE

The Benefit Anniversary Value that is the greater of (1) all Benefit Anniversary Values; and (2) Purchase Payments, subject to the Purchase Payment Restriction shown on the Endorsement Data Page while this Endorsement is effective and the Contract Value is greater than zero.

INCOME BASE

The Income Base is used to determine the Endorsement Fee, the Maximum Annual Withdrawal Amount and the Protected Income Payment.

INCOME CREDIT

An amount that may be added to the Income Base during the Income Credit Period that is equal to the Income Credit Percentage multiplied by the Income Credit Base.

INCOME CREDIT BASE

A factor which is used to determine the amount of any Income Credit during the Income Credit Period.

INCOME CREDIT PERIOD

The period of time over which We calculate an Income Credit that may be added to the Income Base.

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MAXIMUM ANNUAL WITHDRAWAL AMOUNT

The maximum amount that may be withdrawn each Benefit [Year]f6 while the Contract Value is greater than zero and the Covered Person(s) is living without reducing the Income Base and the Income Credit Base, if applicable and also without reducing any Income Credit to zero.

MAXIMUM ANNUAL WITHDRAWAL PERCENTAGE

The percentage, as referenced on the Endorsement Data Page used to determine the Maximum Annual Withdrawal Amount available for Withdrawal each Benefit [Year]f6 while the Contract Value is greater than zero and the Covered Person(s) is living.

PROTECTED INCOME PAYMENT

The amount to be paid each [year]f6a over the remaining lifetime of the Covered Person(s) after the Contract Value is reduced to zero but the Income Base is still greater than zero.

PROTECTED INCOME PAYMENT PERCENTAGE

The percentage, as referenced on the Endorsement Data Page, used to determine the Protected Income Payment.

YOU, YOUR

The Covered Person(s) under this Endorsement.

GUARANTEED LIVING BENEFIT PROVISIONS

The Guaranteed Living Benefit described in this Endorsement provides for guaranteed Withdrawals over the lifetime of the Covered Person(s), subject to the following provisions:

Calculation of the Factors of the Guaranteed Living Benefit

To determine the Guaranteed Living Benefit, We use the following factors: Income Base, Income Credit Base, Income Credit, Income Credit Percentage, Income Credit Period, Maximum Annual Withdrawal Amount, Maximum Annual Withdrawal Percentage, Protected Income Payment, and Protected Income Payment Percentage. These factors are not used in the calculation of the Contract Value or any other benefits under the Contract.

Withdrawals taken under this Living Benefit are treated like any other Withdrawal under the Contract for purposes of calculating Contract Value, including any fees and charges applicable to such Withdrawals and any other benefits under the Contract. In any Benefit [Year]f6, Withdrawals up to Maximum Annual Withdrawal Amount are free of Withdrawal Charges.

Calculation of the Income Base

Calculation of the Income Base if the Endorsement is Elected on the Contract Date

If this Living Benefit is elected on the Contract Date, the initial Income Base is equal to the initial Purchase Payment.

Calculation of the Income Base if the Endorsement is Elected After the Contract Date

If this Living Benefit is elected after the Contract Date, the initial Income Base is the Contract Value on the Endorsement Effective Date, which is considered the initial Purchase Payment and is subject to the Purchase Payment Restriction shown on the Endorsement Data Page.

Thereafter, on each Benefit [Year]f6 Anniversary, the Income Base is automatically increased to the greater of (a), or (b) where:

(a)	is the Highest Anniversary Value; and

(b)	is the current Income Base, plus the Income Credit, if any.

The Income Base will continue to be calculated on each Benefit [Year]f6 Anniversary while this Endorsement is in effect and both the Contract Value and Income Base are greater than zero.

Calculation of the Income Credit Base

Calculation of the Income Credit Base if the Endorsement is Elected on the Contract Date

The Income Credit Base is used to calculate the amount of the Income Credit during the Income Credit Period. If this Living Benefit is elected on the Contract Date, the initial Income Credit Base is equal to the initial Purchase Payment.

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Calculation of the Income Credit Base if the Endorsement is Elected After the Contract Date

If this Living Benefit is elected after the Contract Date, the initial Income Credit Base is the Contract Value on the Endorsement Effective Date, which is considered the initial Purchase Payment and is subject to the Purchase Payment Restriction shown on the Endorsement Data Page.

Thereafter, the Income Credit Base is increased and decreased as follows:

Increases in the Income Credit Base

The Income Credit Base increases each time Purchase Payments are made, subject to the Purchase Payment Restriction shown on the Endorsement Data Page. The Income Credit Base also increases to the Highest Anniversary Value when the Income Base is increased to the Highest Anniversary Value.

Decreases in the Income Credit Base

The Income Credit Base decreases each time an Excess Withdrawal is taken, in the same proportion by which the Contract Value is reduced by the amount in excess of the Maximum Annual Withdrawal Amount.

Calculation of the Income Credit

On each Benefit [Year]f6 Anniversary during the Income Credit Period, if Withdrawals were not taken during the previous Benefit [Year]f6, the Income Credit is determined by multiplying the Income Credit Percentage by the Income Credit Base. If any Withdrawals were taken in the previous Benefit [Year]f6, then the Income Credit is reduced to zero for that Benefit [Year]f6.

Calculation of the Maximum Annual Withdrawal Amount

The Maximum Annual Withdrawal Amount is calculated by multiplying the Income Base by the Maximum Annual Withdrawal Percentage as shown on the Endorsement Data Page, which is determined by Your Age at the time You first take a Withdrawal from Your Contract and the number of Covered Person(s) shown on the Endorsement Data Page.

Withdrawals during a Benefit [Year]f6 that in total are less than or equal to the Maximum Annual Withdrawal Amount will not reduce the Maximum Annual Withdrawal Amount and the Income Base, and the Income Credit Base if applicable. If you take a Withdrawal in a Benefit [Year]f6, the Income Credit is reduced to zero for that Benefit [Year]f6. If You choose to take less than the Maximum Annual Withdrawal Amount in any Benefit [Year], You may not carry over the unused amount for withdrawal in subsequent Benefit [Years]f6. Your Maximum Annual Withdrawal Amount in any year will not be recalculated solely as a result of taking less than the entire Maximum Annual Withdrawal Amount in the prior year.

Calculation of the Protected Income Payment

If the Contract Value is reduced to zero due to unfavorable investment performance, Withdrawal up to the Maximum Annual Withdrawal Amount, or any combination of these factors, but the Income Base is still greater than zero, You may be eligible to receive the Protected Income Payment. The Protected Income Payment is calculated by multiplying the Income Base by the applicable Protected Income Payment Percentage, which is determined by Your Age at the time You first take a Withdrawal from Your Contract, as shown on the Endorsement Data Page. You will receive the Protected Income Payment each year for the remaining lifetime of the Covered Person(s).

Increases and Decreases in the Income Base and the Impact to Your Maximum Annual Withdrawal Amount

Increases in the Income Base

The Income Base is increased anytime a Purchase Payment is allocated to Your Contract, subject to the Purchase Payment Restriction shown on the Endorsement Data Page. The Income Base is also increased by any available Income Credit on any Benefit [Year]f6 Anniversary during the Income Credit Period if You have taken no Withdrawals, or as a result of a Highest Anniversary Value being achieved resulting in the Income Base being stepped up on a Benefit [Year]f6 Anniversary. In the Benefit [Year(s)]f6 during which Purchase Payments are allocated to Your Contract, any remaining Withdrawals of the Maximum Annual Withdrawal Amount will be based on the increased Maximum Annual Withdrawal Amount reduced by Withdrawals previously taken in that Benefit [Year]f6. If the Income Base is increased on a Benefit [Year]f6 Anniversary, the Maximum Annual Withdrawal Amount will be recalculated on that Benefit [Year]f6 Anniversary, applicable to the coming Benefit [Year]f6, by multiplying the increased Income Base by the applicable Maximum Annual Withdrawal Percentage. The Endorsement Fee will be assessed on the increased Income Base.

Decreases in the Income Base

Excess Withdrawals reduce Your Income Base on the date the Excess Withdrawal occurs. Any Excess Withdrawal in a Benefit [Year]f6 reduces the Income Base in the same proportion by which the Contract Value is reduced by the Excess Withdrawal. As a result of a reduction of the Income Base, the Maximum Annual Withdrawal Amount will also be reduced. The new Maximum Annual Withdrawal Amount will be equal to the reduced Income Base multiplied by the applicable Maximum Annual Withdrawal Percentage. The last recalculated Maximum Annual Withdrawal Amount in a given Benefit

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[Year]f6 is available for Withdrawal at the beginning of the next Benefit [Year]f6 and may be lower than the previous Benefit [Year’s]f6 Maximum Annual Withdrawal Amount. When the Contract Value is less than the Income Base, Excess Withdrawals will reduce the Income Base by an amount which is greater than the amount of the Excess Withdrawal. In addition, no Income Credit will be added to the Income Base in that Benefit [Year]f6.

The Income Base is a factor used to determine the Maximum Annual Withdrawal Amount and Protected Income Payment as well as the Endorsement Fee. The Income Base is not an amount that You can withdraw. Excess Withdrawals may reduce future benefits by more than the dollar amount of the Withdrawal. If You have any questions regarding whether a potential Withdrawal would be an Excess Withdrawal, please call Our Annuity Service Center.

Required Minimum Distributions (RMD)

This provision applies only to the Contract to which this Endorsement is attached. If you are taking RMD and the RMD amount, based only on this Contract, is greater than the Maximum Annual Withdrawal Amount in any given Benefit [Year]f6, no portion of the RMD will be treated as an Excess Withdrawal provided you enroll in the Company’s systematic withdrawal program for RMD. However, any portion of a Withdrawal in a Benefit [Year]f6 that is more than the greater of both the Maximum Annual Withdrawal Amount and the RMD amount will be considered an Excess Withdrawal for the purpose of the recalculation of the Income Credit Base, Income Base and Maximum Annual Withdrawal Amount. Furthermore, the Income Credit will be reduced to zero if Withdrawals are taken in any Benefit [Year]f6, including RMD withdrawals.

If Your Contract Value is Reduced to Zero

If Your Contract Value is reduced to zero because of an Excess Withdrawal, no further benefits will be payable under this Endorsement or the Contract, and Your Contract along with the Endorsement will terminate. However, if Your Contract Value is reduced to zero due to unfavorable investment performance and/or fees, Withdrawal(s) up to the Maximum Annual Withdrawal Amount (or if applicable, the RMD amount as described above) or any combination of these factors, and the Income Base is greater than zero, We will pay the remaining Maximum Annual Withdrawal Amount for that Benefit [Year]f6 in the same frequency withdrawals had been taken, i.e. monthly or quarterly. Thereafter, we will pay the Protected Income Payment over the remaining lifetime of the Covered Person(s) which will be calculated by multiplying the Income Base by the Protected Income Payment Percentage, as shown on the Endorsement Data Page.

Because the Contract Value has been reduced to zero, the Income Base will no longer be increased to the Highest Anniversary Value nor will Income Credits be applied, if applicable. In addition, all other benefits under the Contract with the exception of payment of the Protected Income Payment, will be terminated and You may no longer make subsequent Purchase Payments or transfers, and no Death Benefit is payable.

When the Contract Value equals zero and the Income Base is greater than zero, to receive any remaining Living Benefit, you must select one of the following payment options:

1.	The Protected Income Payment, divided equally and paid on a monthly, quarterly, semi-annual or annual frequency as selected by You until the date of Your death(s); or

2.	Any payment option mutually agreeable between You and Us.

Once You select a payment option, it cannot be changed. If You do not select a payment option above, the remaining benefit will be paid as an amount based on the Protected Income Payment Percentage. This amount will be divided equally and paid on a [quarterly]f6b basis until the date of death of the Covered Person(s).

Latest Annuity Date

If the Contract Value and the Income Base are greater than zero on the Latest Annuity Date, You must select one of the following options:

1.	Annuitize the Contract Value under the Annuity Provisions of the Contract; or

2.	Annuitize the Contract and elect to receive the current Maximum Annual Withdrawal Amount as of the Latest Annuity Date for a fixed period while You are alive. The fixed period is determined by dividing the contract value on the Latest Annuity Date by the Maximum Annual Withdrawal Amount. Any applicable premium taxes will be deducted from the Contract Value prior to determining the fixed period. After that fixed period ends, you will receive the Protected Income Payment, as of the Latest Annuity Date, divided equally and paid on a monthly, quarterly, semi-annual or annual frequency as selected by You until the date of death of the Covered Person(s); or

3.	Any payment option mutually agreeable between You and Us.

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If You do not select an option listed above, on the Latest Annuity Date, We may annuitize the Contract Value in accordance with Option 2 above, divided equally and paid on a [quarterly]f6b frequency until the date of death of the Covered Person(s).

Secure Value Account Allocation(s)

Secure Value Account Allocation(s) is/are required only while the Endorsement is effective. Amounts allocated to the Secure Value Account(s) are not subject to the Separate Account Charge. Amounts allocated to the Secure Value Account(s) may not be transferred to any other investment option as long as the Endorsement is effective and We will not rebalance amounts allocated to the Secure Value Account(s) in accordance with the automatic asset rebalancing program. You may not transfer into or out of the Secure Value Account(s). You may not request the entire amount of any Withdrawal to be deducted solely from the Secure Value Account(s). Rather, any Withdrawal reduces the amount invested in the Secure Value Account(s) in the same proportion that the Withdrawal reduces the Contract Value.

[Investment Requirements

In addition to the Secure Value Account Allocation while the Endorsement is effective, We require that you allocate your Purchase Payment(s), and Spousal Continuation Contribution, if applicable, and Contract Value in accordance with established requirements stated in the Prospectus. We require enrollment in a quarterly automatic asset rebalancing program that complies with the investment requirements. In addition to quarterly asset rebalancing, We will initiate rebalancing in accordance with your most current and compliant automatic asset rebalancing instructions on file after any Withdrawal or transfer You initiate.]f4

Misstatement of Age or Sex

The Misstatement of Age or Sex provision included in Your Contract shall apply to the Covered Person(s) under this Endorsement and may impact the Maximum Annual Withdrawal Amount.

Termination of Withdrawals Over Two Lives

If there are two Covered Persons on the Endorsement Effective Date, Withdrawals guaranteed for the life of one of the Covered Persons will terminate if:

1.	One of the two Covered Persons is removed from the Endorsement due to any reason other than death; or

2.	The Covered Persons are no longer married at the time of death of the first Covered Person.

Termination of Withdrawals guaranteed for the life of one Covered Person does not impact any other terms and conditions of this Endorsement, including the applicable Endorsement Fee, which is based on the number of Covered Persons on this Endorsement Effective Date.

Cancellation of the Guaranteed Living Benefit

You may cancel this Endorsement in the first [5]f6a Benefit [Years]f6 as detailed below. The Guaranteed Living Benefit may not be re-elected or reinstated after a cancellation.

Cancellation Effective Date

If Your cancellation request is received:

1.	In the first [5]f6a Benefit [Years]f6, the cancellation is effective on the [5th]f6a Benefit [Year]f6 Anniversary;

2.	In any Benefit [Year]f6 after the [5th ]f6a Benefit [Year]f6 Anniversary, the cancellation is effective on the Benefit [Quarter]f6 Anniversary following Our receipt of the cancellation request.

Termination of the Guaranteed Living Benefit

This Endorsement and the Endorsement Fee will terminate automatically upon the occurrence of one of the following:

1.	Death of the Covered Person, or if there were two Covered Persons, upon the death of the surviving Covered Person; or

2.	A Death Benefit is paid resulting in the Contract being terminated; or

3.	The Contract is annuitized; or

4.	An Excess Withdrawal that reduces the Contract Value and Income Base to zero; or

5.	Any change occurs that removes one or all Covered Persons from the Contract except as noted above under “Termination of Withdrawals Over Two Lives”; or

6.	The Contract is cancelled or surrendered for any reason; or

7.	Assignment of any Contract Owner rights under this Endorsement to a third party; or

8.	You elect to cancel this Endorsement.

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On the termination effective date, amounts allocated to the Secure Value Account will be automatically transferred to a 1-Year Fixed Account option, if available, or a money market or similar portfolio. Purchase Payments may no longer be allocated to the Secure Value Account after termination. From the day following the automated transfer, you may transfer this amount to another available investment option under the Contract for a period of [90 days]f13 during which the transfer will not count against the annual number of free transfers or incur a transfer fee.

If You surrender Your Contract while Your Contract Value is greater than zero, We will assess a pro-rata charge for the Endorsement Fee applicable to the Benefit [Quarter]f6 in which the surrender occurs if the Contract was surrendered before the end of a Benefit [Quarter]f6. The pro-rated charge is calculated by multiplying the fee by the number of days between the date when the prior fee was last assessed and the date of surrender, divided by the number of days between the prior and the next Benefit [Quarter]f6 Anniversaries. Thereafter, You will no longer be charged an Endorsement Fee.

Death of Covered Person(s)

If there is one Covered Person and that person dies, this Endorsement and the Endorsement Fee will be terminated.

If there are two Covered Persons, upon the first death, if the surviving Covered Person is eligible and elects to continue the Contract, this Endorsement is also continued. Upon the election of continuation, the Endorsement Effective Date, the applicable Endorsement Fee, and the Maximum Annual Withdrawal and Protected Income Payment Percentages based on two Covered Persons will not change.

Signed for the Company to be effective on the Endorsement Effective Date.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

            14¯

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